SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF Nº 02.558.115/0001 -21
NIRE 33 300 276 963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 04, 2006

DATE AND TIME: May 04, 2006, at 11 am.

PLACE: At the head offices of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, Bloco 01, 7th floor-part, Barra da Tijuca District, Rio de Janeiro, State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Franco Bertone and Isaac Selim Sutton, representing all the members of the Board of Directors. Also attended: Messrs. Mario Cesar Pereira de Araujo, Stefano de Angelis, Paulo Roberto Cruz Cozza and Fabiano Gallo.

AGENDA: (1) elect the new members of the Board of Executive Officers of the Company; (2) examine and approve the financial statements of the Company dated March 31, 2006; (3) examine and approve the corporate reorganization project involving the companies controlled by the Company (Projeto Rio); (4) examine and approve the Company’s Bylaws amendment proposal, and decide about the submission of such proposal to the General Meeting of the Company; (5) submit the Statutory Audit Committee’s budget proposal for the fiscal year 2006 to the General Meeting of the Company; (6) approve the convening of the General Meeting of the Company in order to resolve about the subjects (4) and (5) above; (7) other subjects of interest of the Company.

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mr. Fabiano Gallo – Secretary.

DECISIONS: Upon review of the documents and discussions related to the matters contained in the agenda, the members of the Board decided to:

(1) in view of the reformulation proposal presented by the Board of Executive Officers of the Company, with the consequent resignation of the current members of such body, elect, unanimously and unrestrictedly, (a) Mr. Mario Cesar Pereira de Araujo, Brazilian, married, engineer, bearer of the identification card RG No. 02.158.026 -1 IFP/RJ, enrolled with the CPF/MF under No. 235.485.337 -87, for the office of Chief Executive Officer, (b) Mr. Stefano De Angelis, Italian, married, economist, bearer of the identification card RNE No. V403998-0, enrolled with the CPF/MF under No. 059.567.317 -10, for the office of Chief Financial and Investors Relations Officer, (c) Mr. Claudio Roberto de Argollo Bastos, Brazilian, married, chemical engineer, bearer of the identification card RG No. 07101376-7 IFP-RJ, enrolled with the CPF/MF under No. 805.708.607 -68, for the office of Chief Supplies Officer, (d) Mr. Orlando Lopes Júnior, Brazilian, married, lawyer, enrolled with the OAB/SP under No. 60.037, enrolled with the CPF/MF under No. 858.808.338 -87, for the office of Chief Human Resources Officer, (e) Ms. Lara Cristina Ribeiro Piau Marques, Brazilian, married, lawyer, enrolled with the OAB/DF under No. 11.539 and with the CPF/MF under No. 554.012.011 -68, for the office of General Counsel of the Company, and (f) Mr. Nicola Schinaia, Italian, married, electronic engineer, bearer of the RNE protocol No. 08457.006190/2005 -35 DPFB/NIG/RJ, enrolled with CPF/MF under No. 059.956.287 -04, for the office of Chief Business Officer of the Company, all of which domiciled at Avenida das Américas, 3434, Block 1, Barra da Tijuca, in the City and State of Rio de Janeiro. It was hereby registered that the election and taking of office of Mr. Nicola Schinaia for the office of Chief Business Officer are conditioned to the approval of the by-laws amendment proposal by the Special Shareholders’ Meeting to be convened in accordance with item (6) below (the “Special Shareholders’ Meeting”). It was also registered hereby that all Executive Officers elected hereby will complement the mandate terms of the resigned Executive Officers, until the first meeting of the Board of Directors of the Company to be held after the Annual Shareholders’ Meeting to be held in 2008; (2) approve, unanimously and unrestrictedly, the Financial Statements of the Company of March 31, 2006, which have been subject to a limited review by the independent auditors of the Company. The Chairman requested to be recorded in these minutes that such financial statements received favorable opinions from the Statutory Audit Committee, pursuant to its meeting held on May 3, 2006; (3) approve, unanimously and unrestrictedly, the corporate reorganization project involving the subsidiaries of the Company (Projeto Rio), which intends to give continuity to the process to optimize the TIM Group’s organizational structure, further unifying and rationalizing the exploration of its business and operations, with a reduction of the costs associated to the maintenance of separate legal entities, resulting in improvements from the use of the synergies between the companies, including tax and financial efficiencies. The Project hereby approved contemplates the following steps: (a) reduction of TIM Celular S.A. (“TIM Celular”) and Maxitel S.A. (“Maxitel)’s capital stock exclusively for the purposes of the absorption of accrued losses, in the terms of Section 173 of Law 6.404/76; (b) increase of TIM Celular’s capital stock, without the issuance of new shares, which shall be paid by the Company, its only shareholder, through the contribution of the shares held by the Company in the capital of TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), its wholly owned subsidiary, and as a result of such capital increase, TIM Nordeste will become a wholly owned subsidiary of TIM Celular; (c) continuous act, the merger of TIM Sul S.A. into TIM Celular and the merger of TIM Nordeste into Maxitel. It is important to mention that the effectiveness of the above referred mergers are conditioned, among others: to the successful conclusion of the corporate acts described in sub-items (a) and (b) above, as well as its approval by the National Telecommunications Agency – Anatel. The Directors authorized the Executive Officers of the Company to (i) arrange for the filing of a request for authorization to implement the Project with the National Telecommunications Agency – Anatel, (ii) arrange for the disclosure of notice of material event in connection with the Project, (iii) arrange for the filing of the corresponding 6-K forms relating to the Project with the regulating body of the capital market in the United States of America, the Securities and Exchange Commission - SEC; (iv) hire ACAL Consultoria e Auditoria S.S., a company enrolled with the CNPJ/MF under N. 28.005.734/0001 -81, to perform the valuations related to the Project hereby approved; (v) execute the relevant instruments of protocol and justifying of merger; (vi) participate in the special shareholders’ meetings of its subsidiaries involved in the Project; and (vii) perform all other acts that may be necessary for the implementation of the Project; (4) approve, unanimously and unrestrictedly, the Company’s by-laws amendment proposal, in the terms of and according to specifications contained in the document presented to the Directors. The Company’s by-laws amendment proposal approved hereby shall be submitted to the Special Shareholders’ Meeting of the Company, which shall be convened in accordance with item (6) below. It was registered in these minutes that, as agreed by the Directors, in the event of the execution of relevant agreements between the Company or its controlled companies, on one side, and the controlling shareholder or controlled, affiliated, under the common control or controlling companies of the latter, on the other side, the Board of Executive Officers of the Company shall request a formal opinion from an independent and specialized company, with respect to the main terms and conditions of such agreement. Also due to an agreement among the Directors, it is registered in these minutes that the Board of Executive Officers of the Company shall inform the Board of Directors, in the subsequent meeting of the body, about: (a) the execution of any agreements mentioned in item II, Section 32 of the By-laws of the Company (in accordance with the new wording to be submitted to the Special Shareholders’ Meeting), and (b) the practice of acts and business provided in items XVI and XVII, section 25 of the By-laws of the Company (in accordance with the new wording to be submitted to the Special Shareholders’ Meeting), whenever the amount involved is greater than 1% (one percent) of the net worth of the Company; (5) approve, unanimously and unrestrictedly, the submission of the Statutory Audit Committee’ budged proposal for the fiscal year 2006, in the terms of and according to specifications contained in the document prepared by the members of the Statutory Audit Committee of the Company in accordance with Section 21 of the Internal Regulations of such body, to the Special Shareholders’ Meeting of the Company; (6) it was approved, unanimously and unrestrictedly, the convening of the Special Shareholders’ Meeting of the Company, to be held in the appropriate time, to resolve about the subjects of items (4) and (5) above; and (7) no further matters were discussed by the Directors.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up in summary form, read, approved and signed by all attending directors.

Rio de Janeiro, State of Rio de Janeiro, May 04, 2006.

Giorgio della Seta Ferrari Corbelli Greco	Franco Bertone
Chairman	Director

Isaac Selim Sutton	Fabiano Gallo
Director	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 5, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer